Exhibit 99.6

Notice to Participants in the

TriCo Bancshares Employee Stock Ownership Plan

September [                 ], 2026

Dear ESOP Participant:

This notice is being provided by Stonehaven Trust Company, the “Special Fiduciary” appointed by the trustees of the TriCo Bancshares Employee Stock Ownership Trust (the “Trust”), which forms a part of the TriCo Bancshares Employee Stock Ownership Plan (the “Plan” and collectively with the Trust, the “ESOP”). This voting process, in which your participation is being requested, is different from past meetings of shareholders and has been implemented by the trustees of the Trust to ensure there is no potential conflicts of interest.

Enclosed with this letter is a definitive proxy statement, dated September [                  ], 2026, (the “Proxy Statement”) that has been filed by TriCo Bancshares (“TriCo”) with the Securities and Exchange Commission that describes a proposed acquisition by First Hawaiian, Inc. (“First Hawaiian”) of TriCo (the “Merger”) under the terms of the Agreement and Plan of Reorganization and Merger, dated July 12, 2026. As a result of the Merger, all of the shares of TriCo common stock (with certain exceptions) will be exchanged for shares of First Hawaiian common stock. The Merger is more fully described in the Proxy Statement. The following is a brief summary of the effect of the Merger on the ESOP:

1.	The ESOP will receive 2.095 shares of First Hawaiian common stock for each share of TriCo common stock. This represents a value of $63.12 per share of TriCo common stock, based on the closing price on the Nasdaq Global Select Market of First Hawaiian common stock on July 10, 2026, the last trading day before public announcement of the Merger Agreement.
2.	There will be a special meeting of TriCo shareholders on October 29, 2026 to approve the Merger (the “Special Meeting”). If the Merger is consummated, the ESOP will be terminated and a wind-down and dissolution process will be initiated.
3.	Following the Merger, First Hawaiian shareholders will hold approximately 65% of the combined entity. Former TriCo shareholders will hold approximately 35% of the combined entity. The assets held by the ESOP will eventually be distributed to all ESOP participants following the receipt of IRS approval of the ESOP termination. While the termination and dissolution are pending, there will be an interim opportunity for ESOP participants to elect to receive a distribution of 80% of their ESOP account balances.

The Proxy Statement includes more complete information and details concerning the Merger. It also provides information for obtaining important business and financial information about First Hawaiian and TriCo that is available without charge.

Voting Process

The Special Fiduciary of the ESOP will vote the ESOP shares at the Special Meeting. As explained below, you have the right to direct the Special Fiduciary on voting the shares allocated to your ESOP account. The Special Fiduciary is a professional trust organization that is completely independent of all parties to the Merger. The ESOP trustee appointed the Special Fiduciary to ensure a fair and confidential voting process. After reviewing the voting directions submitted by ESOP participants, the Special Fiduciary will vote the ESOP shares in accordance with its fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable law.

The Proxy Statement includes a proxy card that allows you to instruct the Special Fiduciary how to vote the shares allocated to your ESOP account. Please take time to review these materials carefully and complete the proxy card attached to the Proxy Statement. The Proxy Statement includes information for submitting your proxy card. Your instructions on the proxy card will be delivered to the Special Fiduciary. You may instruct the Special Fiduciary to vote For, Against or Abstain on each of the following agenda items:

•	a proposal to approve the Merger (the “TriCo merger proposal”);
•	a proposal to approve, on an advisory (non-binding) basis, the Merger-related compensation payments that will or may be paid to the named executive officers of TriCo in connection with the transactions contemplated by the Merger Agreement (the “TriCo compensation proposal”); and
•	a proposal to adjourn the TriCo special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the TriCo special meeting to approve the TriCo merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of TriCo common stock (the “TriCo adjournment proposal”).

The Special Fiduciary will vote the shares allocated to your ESOP account in accordance with your instructions on the proxy card unless the Special Fiduciary determines that following such instructions would be contrary to its fiduciary obligations under ERISA. The Special Fiduciary is not making a personal recommendation to any ESOP participant on how to vote and your voting instruction is your own decision.

The TriCo board of directors unanimously recommends that TriCo shareholders, including ESOP participants, vote “FOR” the TriCo merger proposal, “FOR” the TriCo compensation proposal and “FOR” the TriCo adjournment proposal.

If you do not submit the proxy card to instruct the Special Fiduciary, the shares in your ESOP account will be voted by the Special Fiduciary in its discretion. The Special Fiduciary’s voting decision will be based on the financial interests of the ESOP participants.

This letter and the Proxy Statement are provided for informational purposes only and do not constitute individualized legal, tax, financial, or investment advice. TriCo has provided additional information related to ESOP distribution elections as an addendum to this letter. You are strongly encouraged to consult your own advisers regarding tax consequences and other personal considerations. In making your voting decision, you should rely on the information contained in the Proxy Statement and other official communications.

Confidentiality

How you vote the shares in your ESOP account will not be revealed to any officer, employee or director of TriCo, First Hawaiian or to anyone else, except as otherwise required by law. You should, therefore, feel completely free to direct the voting of your ESOP account in the manner you think best.

Voting Deadline

The deadline for submitting your voting instructions is 12:00 a.m.  Pacific Time on October 28, 2026. The Special Fiduciary cannot ensure that instructions received after the cut-off date will be tabulated. If the voting instructions are not timely received, the Special Fiduciary will vote the shares in those ESOP accounts in its discretion.

What Happens After the Transaction?

If the Merger is approved by the requisite number of TriCo shareholders, First Hawaiian shareholders, and all other closing conditions are satisfied (or waived, as applicable), as more fully described in the Proxy Statement, following consummation of the Merger, TriCo will cease to exist and First Hawaiian will be the surviving entity. The ESOP will be terminated through a wind-down process that is anticipated to continue for several months or longer after completion of the Merger. ESOP accounts will hold First Hawaiian common stock and other assets, which may be subject to fluctuation in market values, during the wind-down process. The ESOP will continue to operate normally during this period although no contributions applicable to the post-Merger period will be made to the ESOP. ESOP participants who continue employment following the Merger will be allowed to elect to receive a lump-sum distribution of up to 80% of the value of their respective account balances as soon as reasonably practicable following the Merger. When the wind-down of the ESOP is completed, the remainder of the assets held in ESOP accounts will be distributed to participants and the ESOP will be fully terminated at that time.

Further Information

More information about the Merger is included in the Proxy Statement. If you have specific questions regarding the effect of the Merger, you may send your questions in writing to Human Resource Operations at ESOP@TCBK.COM or TriCo Bancshares, ATTN: Human Resource Operations – ESOP, 63 Constitution Drive, Chico, CA 95973. You may also send your questions on the voting process to the Special Fiduciary at mhansberger@stonehaventrust.com.

ADDENDUM

Federal Tax Information on ESOP Distributions

This Addendum is provided by TriCo Bancshares with certain information on the federal tax consequences of the Merger between TriCo and First Hawaiian to the ESOP and ESOP participants. The Merger itself is not a taxable event with respect to the ESOP. You are strongly encouraged to consult your own advisers regarding tax consequences and other personal considerations.

ESOP Distributions. Following the Merger, the ESOP will continue to operate under normal administrative procedures. Participant accounts will continue to be subject to the normal rules for distribution under the ESOP. Distributions are generally available following termination of employment.

In-Service Distribution Election. All ESOP participants, whether currently employed, retired or separated, will be given an election to take a distribution of up to 80% of their account value as soon as administratively feasible following the Merger. Additional information will be provided following the Merger to enable participants to make a distribution election. The following is a summary of the distribution elections and the federal tax consequences of each.

1.	Direct Rollover Election. A participant may elect a direct rollover of the distribution to an IRA or an employer’s tax-qualified plan. The direct rollover option avoids the 20% withholding and the early distribution tax. Income taxes continue to be deferred until a distribution is made from the IRA or qualified plan. This is the most popular distribution election.

2.	Elect to Receive a Direct Payment. A participant can elect to directly receive the distribution as a direct payment. A direct payment will be taxable as ordinary income to the participant. This form of distribution is also subject to federal tax withholding equal to 20% of the amount distributed. Tax withholdings are paid to the U.S. Treasury as a payment against the participant’s annual tax liability associated with the year of distribution. For participants who are under age 59 ½ there is an additional 10% tax for taking an “early distribution.” State income tax and early distribution penalties may also be applicable to participants receiving direct distributions.

3.	Traditional Rollover Election. A participant may elect to roll over the amount of the distribution to avoid the early distribution tax and continue to defer taxable income. The rollover is a contribution to an individual retirement account (IRA) or an employer’s tax-qualified retirement plan (e.g., a 401(k) plan) within 60 days of receipt. If taxes were withheld on the distribution, the participant would need to deposit an amount equal to the amount of the withholding to defer all taxes due on distribution. This approach is used seldomly.

ESOP Termination Payment. The ESOP wind-down process is expected to continue for a period of months or longer while awaiting a ruling from the Internal Revenue Service to approve the ESOP termination. Upon receipt of that approval, the remaining account balances of the ESOP will be immediately distributed to participants based on their distribution election and subject to the summary information noted above. For participants who do not timely make an election, their account balances will be directly rolled over to an IRA through a provider selected by the ESOP administrator and held for the benefit of those participants by the IRA provider.

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